UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Tesco Corporation
(Exact name of registrant as specified in its charter)

Commission File No.: 001-34090

Alberta	76-0419312
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3993 West Sam Houston Parkway North, Suite 100 Houston, Texas	77043-1221
(Address of Principal Executive Offices)	(Zip Code)

Dean Ferris 713-359-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 1, 2014.

Company Profile:

Tesco Corporation (“we,” “our,” “us,” “Tesco,” or the “Company”) is a global leader in the design, assemble, and service delivery of technology-based solutions for the upstream energy industry with operations in 23 countries across five continents.  With a strong commitment to in-house research and engineering, we seek to change the way wells are drilled by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for, and producing, oil and natural gas.  Our product and service offerings consist mainly of equipment sales and services to drilling contractors and exploration and production companies throughout the world.

Section 1    Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, we have undertaken efforts to determine our conflict minerals1 reporting requirements for the period from January 1 to December 31, 2014.
We have determined that during 2014 our company manufactured (or contracted to manufacture) products as to which conflict minerals are necessary to the functionality or production of such products. As is required, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources.
Tesco’s RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template. We relied upon our suppliers’ representations regarding the origin of their minerals and their smelter data to determine the source of the conflict minerals within our supply chain. Based on the results of our RCOI, we exercised due diligence on the source and chain of custody of the conflict minerals.
The Company has filed this Specialized Disclosure Form and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.tescocorp.com under Investor Relations>Corporate Governance.

Item 1.02    Exhibit
The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

__________________________
1The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

Section 2    Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 - Tesco Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TESCO CORPORATION

Date: May 28, 2015	By:	/s/ Dean Ferris
Dean Ferris, Sr. Vice President, General Counsel and Corporate Secretary